Exhibit (a)(3)


     DAVE & BUSTER'S MERGER AGREEMENT TERMINATED DUE TO DIFFICULT FINANCIAL MARKETS

     Friday October 25, 12:54 am ET

     DALLAS--(BUSINESS  WIRE)--Oct. 24, 2002--Dave & Buster's, Inc. (NYSE: DAB -
News) today announced that Investcorp and its affiliates requested, and the Special Committee of Dave & Buster's Board of Directors subsequently agreed, to terminate the pending merger due to continuing adverse conditions in the debt financing market. By the terms of the merger agreement, the consummation of the merger was subject to specific financing conditions. The Company is not obligated to pay a "break-up" fee as a result of terminating the agreement.

     The Company stated that the Special Committee of the Board, which has been responsible for evaluating strategic business and acquisition proposals, remains in place.

     About Dave & Buster's, Inc.

     Founded in 1982 and headquartered in Dallas, Texas, Dave & Buster's operates 32 large format, high-volume restaurant/entertainment complexes throughout the United States. The Company additionally has international licensing agreements for the Dave & Buster's concept for the Pacific Rim, Canada, the Middle East, Mexico and Korea. The Company had total revenues of $358.0 million for the fiscal year ended February 3, 2002.

     Contact:
     Dave & Buster's, Inc., Dallas
     Investor Relations, 214/904-2288